

Mail Stop 3720

March 5, 2009

Via U.S. Mail and Fax

Mr. Mark Ordan
Chief Executive Officer
Sunrise Senior Living, Inc.
7902 Westpark Drive
McLean, VA 22102

> **RE: Sunrise Senior Living, Inc.**
> **Form 10-K for the Year ended December 31, 2007**
> **Filed July 31, 2008; Amended on October 15, 2008**
> **and December 29, 2008**
>
> **File No. 1-16499**

Dear Mr. Ordan:

We have reviewed your supplemental response letter dated February 26, 2009 as well as your filing and have the following comments. As noted in our comment letter dated February 25, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please be as detailed as necessary in your response to this letter and provide us with the information requested so we may better understand your disclosures. After reviewing this information, we may or may not raise additional comments.

Sunrise Senior Living, Inc.

1. We note your response to prior comment one. You state that although the venture debt was not in default at December 31, 2007, you considered the underlying expected future cash flows of the property and venture when performing your other than temporary impairment analysis through July 31, 2008, and concluded that there was no other than temporary impairment of your investment as of December 31, 2007. However, in the preparation of the venture financial statements, management considered all facts and circumstances at the time of the issuance of the venture's financial statements and recorded an impairment charge of $51,712,900 to record the properties at fair value in the 2007 venture's financial statements. It is not clear to us why you believe that it was appropriate to record the impairment charge in 2007 at the venture's level.   Please explain.

2. Tell us why you believe it was appropriate to record the impairment charge in different periods in the Venture's financial statement and in Sunrise's financial statements. In your response please address the following:

    -   If management of the venture properly concluded, based on the pertinent facts and circumstances available to them, that the impairment was appropriately recorded as of December 31, 2007, please provide us with a copy of the materiality analysis relied upon in your determination that an adjustment to Sunrise's 2007 historical financial statements was unnecessary.
    -   If; however, Sunrise management properly concluded, based on the pertinent facts and circumstances available, that the impairment was appropriately recorded on Sunrise's books in the third and fourth quarters of 2008, please provide us with a copy of the materiality analysis indicating that restatement is not material to the 2007 venture financial statements.

3. It appears to us that the facts and circumstances related to the Fountains venture's debt, such as the 2nd notice of default received in September 2008, existed at the time you filed Amendment #1 to the 2007 Form 10-K on October 15, 2008. Considering that you are the manager of the Fountains venture and the guarantor of the debt payments, it is unclear to us why you did not include any disclosure in your restated financial statements about this significant subsequent event. Further it appears that you should have provided disclosures in the Form 10-K/A filed on October 15, 2008 about the possibility of a material change in your equity share of losses in the Fountains venture as a result of the uncertainties surrounding the venture's debt and financial condition.   Please explain.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director

cc: Richard J. Nadeau
        Chief Financial Officer
        Via Facsimile: (703) 744-1628